Free Writing Prospectus	Subject to Completion	Filed Pursuant to Rule 433

(To the Prospectus dated July 19, 2013, the Prospectus Supplement	Registration No. 333-190038
dated July 19, 2013 and the Index Supplement dated July 19, 2013)	January 2, 2014

Annual Reset Coupon Buffered Notes due January 31, 2020 Linked to the Performance of the Russell 2000® Index The Notes are linked to the performance of the Russell 2000® Index (the “Index”). The Notes provide for an annual coupon payment that will be based on the performance of the Index in the applicable annual observation period. If the performance of the Index in the applicable observation period (the “Annual Return of the Index”) is positive, investors will receive a coupon payment per $1,000 principal amount Note equal to (a) $1,000 times (b) the Maximum Digital Percentage. If the Annual Return of the Index in the applicable observation period is negative, investors will receive a coupon payment per $1,000 principal amount Note equal to (a) $1,000 times (b) the Minimum Digital Percentage. The payment at maturity on the Notes will be calculated solely based on the performance of the Index from its Initial Level to its Final Level (the “Index Return), without regard to the level of the Index at any time between the Initial Valuation Date and the Final Valuation Date. If the Index Return is greater than or equal to -20.00%, investors will receive at maturity $1,000 per $1,000 Note that they hold (plus the final annual coupon payment). If the Final Level, however, declines from the Initial Level by more than 20.00% (the “Buffer Percentage), investors will be fully exposed to the negative performance of the Index beyond the Buffer Percentage. Investors may lose up to 80% of the principal amount of their investment (without taking into account the annual coupon payments on the Notes). Terms and Conditions Issuer Barclays Bank PLC Initial Valuation Date January 29, 2014 Issue Date January 31, 2014 Final Valuation Date* January 28, 2020 Maturity Date* January 31, 2020 Reference Asset Russell 2000® Index (Bloomberg ticker symbol “RTY <Index>”) Issue Price $1,000 per Note** Maximum Digital Percentage: [6.00% - 7.00%]*** Minimum Digital Percentage: [2.75-3.00%]*** Buffer Percentage: 20.00% Index Return Final Level – Initial Level Initial Level Initial Level Closing level of the Index on the Initial Valuation Date Final Level Closing level of the Index on the Final Valuation Date CUSIP 06741T3X3 ISIN US06741T3X36 * Subject to postponement in the event of a market disruption event, as described in the preliminary pricing supplement for the Notes. ** Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $900.00 and $939.70 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of the preliminary pricing supplement for the Notes. Investing in these Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement, “Selected Risk Considerations” below, and “Selected Risk Considerations” in the preliminary pricing supplement for the Notes. The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes. Annual Coupon Payout Diagram*** The graph above represents how the annual coupon payment will be calculated in each annual observation period during the term of the Notes. As shown in the examples below, however, the payment at maturity on the Notes (other than the final annual coupon) will be based solely on the Index Return, and investors may lose up to 80% of the principal amount of their Notes at maturity. Hypothetical Examples of Amounts Payable at Maturity*** Index Return5 Payment at Maturity (Excluding any Annual Coupon) Hypothetical Total Annual Coupons Total Return on the Notes (Including Hypothetical Annual Coupons) 50.00% $1,000.00 $360.001 36.00% 30.00% $1,000.00 $262.502 26.25% 0.00% $1,000.00 $197.503 19.75% -20.00% $1,000.00 $197.503 19.75% -30.00% $900.00 $165.004 6.50% -50.00% $700.00 $165.004 -13.50% -70.00% $500.00 $165.004 -33.50% 1 Assumes that the Annual Return of the Index was positive in all six observation periods, resulting in annual coupon payments equal to $360.00 in the aggregate. 2 Assumes that the Annual Return of the Index was positive three observation periods and negative in three observation periods, resulting in an annual coupon payments equal to $262.50 in the aggregate. 3 Assumes that the Annual Return of the Index was positive one observation periods and negative in five observation periods, resulting in an annual coupon payments equal to $197.50 in the aggregate. 4 Assumes that the Annual Return of the Index was negative in all six observation periods, resulting in annual coupon payments equal to $165.00 in the aggregate. 5 The “Index Return” measures the performance of the Index solely from the Initial Valuation Date to the Final Valuation Date, without regard to the level of the Index on any annual observation date or at any other time in between the Initial Valuation Date and the Final Valuation Date. *** These hypothetical examples are based on a number of assumptions, as set forth on page PPS-5 of the preliminary pricing supplement relating to the Notes, and are included for illustrative purposes only. The Minimum Digital Percentage and Maximum Digital Percentage will be determined on the Initial Valuation Date and will not be less than 2.75% and 6.00%, respectively. BARCLAYS

Selected Risk Considerations

•	If the Index Return is less than -20.00%, you will lose 1% of the principal amount of your Notes for every 1% that the Index Return falls below -20.00%. You may lose up to 80% of the principal amount of your Notes (without taking into account the annual coupon payments.

•	Any payments due on the Notes are subject to issuer credit risk and are not guaranteed by any third party.

•	Your gain, if any, on the Notes limited to the annual coupons, each of will not exceed the Maximum Digital Percentage multiplied by the principal amount of your Notes. You will not receive more than the principal amount of your Notes at maturity (in addition to the final annual coupon payment).

•	The annual coupon payment in respect of any annual observation period is not based on the level of the Index at any time other than the level of the Index on the final day of such observation period as compared to the level of the Index on the first day of such observation period.

•	The payment at maturity on the Notes (in addition to the final annual coupon) is not based on the level of the Index at any time other than the closing level on the Final Valuation Date as compared to the closing level on the Initial Valuation Date.

•	There may be a limited or no secondary market for the Notes. You should be willing to hold the Notes to maturity. If you are able to sell your Notes prior to maturity, you may receive substantially less than the amount you paid for your Notes.

•	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be less than the issue price of the Notes.

•	The Notes are subject to a number of additional risks. See “Additional Risk Considerations” below and “Selected Risk Considerations” beginning on page PPS-10 of the preliminary pricing supplement for the Notes.

The final terms of the Notes will be set forth on the Initial Valuation Date with the range specified above. Please see the preliminary pricing supplement for the Notes, as well as the related prospectus and prospectus supplement, for complete product disclosure, including related risks and tax disclosure. The preliminary pricing supplement for the Notes can be obtained at: http://www.sec.gov/Archives/edgar/data/312070/000119312514000583/d650249d424b2.htm.

Additional Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-10 of the preliminary pricing supplement for the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.